Exhibit 4.3

DESCRIPTION OF THE REGISTRANT’S SECURITIES

REGISTERED PURUSANT TO SECTION 12 FO THE SECURITIES

EXCHNAGE ACT OF 1934, AS AMENDED

As of December 31, 2020, Vivos Therapeutics, Inc. (the “Company”) has one class of securities registered under Section 12 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), its common stock, $0.0001 par value per share (“Common Stock”).

Description of Common Stock

The following description of the Common Stock is a summary and does not purport to be complete. It is subject to and qualified in its entirety by reference to the Company’s certificate of incorporation (the “Certificate of Incorporation”) and Amended and Restated Bylaws (the “Bylaws”), each of which are incorporated by reference as an exhibit to the Annual Report on Form 10-K of which this Exhibit 4.3 is a part. We encourage you to read the Certificate of Incorporation, the Bylaws and the applicable provisions of the Delaware General Corporation Law for additional information.

Authorized Capital Shares

The Company’s authorized capital shares consist of 200,000,000 shares of Common Stock and 50,000,000 shares of preferred stock, $0.0001 par value per share (“Preferred Stock”).

Voting Rights

Each holder of Common Stock shall be entitled to one vote for each share of Common Stock held of record by such holder. The holders of shares of Common Stock shall not have cumulative voting rights.

Dividend Rights

Subject to any other provisions of the Certificate of Incorporation, as it may be amended from time to time, and the rights of holders of any series of outstanding Preferred Stock, holders of Common Stock shall be entitled to receive ratably, in proportion to the number of shares held by them, such dividends and other distributions in cash, stock, or property of the Company when, as, and if declared thereon by the Company’s Board of Directors from time to time out of assets or funds of the Company legally available therefor.

Liquidation Rights

In the event of any liquidation, dissolution, or winding up (either voluntary or involuntary) of the Company, after payments to creditors of the Company that may at the time be outstanding and subject to the rights of holders of any series of outstanding Preferred Stock, the holders of shares of Common Stock shall be entitled to receive all remaining assets and funds of the Company available for distribution, ratably in proportion to the number of shares held by them.

Other Rights and Preferences

The Common Stock has no sinking fund or redemption provisions or preemptive, conversion or exchange rights. Holders of Common Stock may act by unanimous written consent.

Listing

The Common Stock is traded on The Nasdaq Capital Market under the trading symbol “VVOS.”